April 19, 2005

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0303

Attention: Celeste M. Murphy, Esq.

Re:	Digital Impact, Inc.
Schedule 14D-9 filed April 1, 2005
File No. 005-57265

Ladies and Gentlemen:

On behalf of Digital Impact, Inc. (the “Company”), we are electronically transmitting this letter in response to the Staff’s comment set forth in a letter dated April 14, 2005 from Ms. Murphy (the “Comment Letter”) with respect to the Company’s Schedule 14D-9 filed on April 1, 2005, relating to the tender offer by Adam Merger Corporation, a Delaware corporation and wholly owned subsidiary of Acxiom Corporation, a Delaware corporation (the “Schedule 14D-9”). For ease of reference, we have reproduced the comment set forth in the Comment Letter in its entirety with the response of the Company following immediately thereafter. Please be advised that contemporaneously with the transmission of this letter, the Company has filed Amendment No. 1 to the Schedule 14D-9 that effects the amendment described in our response below.

Schedule	14D-9 filed April 1, 2005

Item 5. Persons/Asset, Retained, Employed, Compensated or Used

Comment:

1.	Please provide a summary of all material terms of employment, including retainer or other arrangement for compensation for Credit Suisse First Boston. Please see Item 1009 of Regulation M-A.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 9 of the Schedule 14D-9.

*        *        *        *

Securities and Exchange Commission

April 19, 2005

Please note that the acknowledgment of the Company requested in the Comment Letter is enclosed herewith. If you need additional copies or have any questions or additional comments regarding the information referred to herein, please do not hesitate to call the undersigned, of this office at (415) 947-2052 or Selim Day at (212) 999-5819.

Sincerely,

/s/ Brandon D. Ponichter
Brandon D. Ponichter
WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

cc:	Jerry Jones, Acxiom Corporation
William Park, Digital Impact, Inc.

Securities and Exchange Commission

April 19, 2005

Digital Impact, Inc.

177 Bovet Road, Suite 200

San Mateo, California 94402

With respect to the Schedule 14D-9 filed on April 1, 2005 (as thereafter amended and supplemented, the “Schedule 14D-9”) by Digital Impact, Inc. (the “Company”) relating to the tender offer by Adam Merger Corporation, a Delaware corporation and wholly owned subsidiary of Acxiom Corporation, a Delaware corporation, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule 14D-9;

•	staff comments or changes to disclosure in response to staff comments in the Schedule 14D-9 reviewed by the staff do not foreclose the Commission from taking any action with respect to the Schedule 14D-9; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

DIGITAL IMPACT, INC.

/s/ David Oppenheimer
David Oppenheimer
Sr. Vice President, Chief Financial Officer and Treasurer